UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42379

Founder Group Limited

No. 17, Jalan Astana 1D, Bandar Bukit Raja, 41050 Klang,
Selangor Darul Ehsan, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Issuance of Class B Shares as Special Performance Awards

On September 2, 2026, the board of directors and the compensation committee of Founder Group Limited (the “Company”) approved special one-time performance-based awards (the “Special Performance Awards”) to Mr. Lee Seng Chi, the chairman of the board of directors, a director and the chief executive officer of the Company, and Mr. Thien Chiet Chai, a director of the Company. The Special Performance Awards were granted in recognition of the allottees’ contributions to the Company and its subsidiaries, and serve as a long-term incentive to support the Company’s future growth objectives.

Details of the Special Performance Awards are as follows:

(1) Mr. Lee Seng Chi was awarded a special performance-based award valued at RM30,000,000 (equivalent to approximately US$7,435,000), satisfied by the issuance of 431,515 Class B ordinary shares of no par value in the Company (the “Class B Shares”); and

(2) Mr. Thien Chiet Chai was awarded a special performance-based award valued at RM22,500,000 (equivalent to approximately US$5,576,000), satisfied by the issuance of 323,622 Class B Shares.

On September 3, 2026, the Company completed the issuance and allotment of the Class B Shares to the awardees. The Class B Shares issued pursuant to the Special Performance Awards are subject to a vesting condition requiring the awardees to cumulatively secure a future contract value of not less than RM1,500,000,000 (RM1.5 billion) for the Company and its subsidiaries within five years from the date of the award. Prior to the satisfaction of the vesting condition, the awardees may not sell, transfer, or otherwise dispose of the Class B Shares, nor convert the unvested Class B Shares into Class A ordinary shares. The Company retains the right to redeem any unvested Class B Shares for nil consideration if the vesting condition is not accomplished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Founder Group Limited

By:	/s/ Lee Seng Chi
Name:	Lee Seng Chi
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

Date: September 21, 2026

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